

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

cm

Annual Audited Report Form X-17A-5 Part III	Facing Page Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder	SEC File No. 8-66999

Report For the Period Beginning January 1, 2006 (MM/DD/YY) and Ending December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

Name of Broker-Dealer:

Key Investment Services LLC

Official Use Only
31-4300906
FIRM ID. NO.

Address of Principal Place of Business:
(Do not use P.O. Box No.)

4900 Tiedeman Road
(No. and Street)

Brooklyn	Ohio	44144
(City)	(State)	(Zip Code)

Name and Telephone Number of Person to Contact in Regard to This Report

Mr. Lawrence E. Martin, Chief Financial Officer — (216) 813-6034
(Area Code—Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(*Name—if individual, state, last, first, middle name*)

Ernst & Young LLP

Suite 1300, 925 Euclid Ave.		Cleveland	Ohio	44115-1476
(Address)	Number and Street	City	State	(Zip Code)

Check One:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in U.S. or any of its possessions.

For Official Use Only

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (1-78)

0702-0807904



OATH OR AFFIRMATION

I, **Lawrence E. Martin swear** (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **Key Investment Services LLC.** as of **December 31, 2006**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

JeAnn Detzel-Franz
Notary Public, State of Ohio
My Comm. Expires 6/14/10
Record[illegible] County

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a5(e)(3).*

Securities and Exchange Commission

Washington, D.C 20549

Annual Audit Report

For the period from January 1, 2006 through December 31, 2006

Key Investment Services LLC.
(Name of Respondent)

4900 Tiedeman Road

Brooklyn, Ohio 44144

(Address of principal executive office)

Mr. Lawrence E. Martin
Chief Financial Officer
Key Investment Services LLC

4900 Tiedeman Road
Brooklyn, Ohio 44144
Telephone No. (216) 813-6034

0702-0807904

Key Investment Services LLC

Financial Statements and Schedules

December 31, 2006

Contents



Ernst & Young LLP
Suite 1300
925 Euclid Avenue
Cleveland, Ohio 44115

Phone: (216) 861-5000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Member
Key Investment Services LLC

We have audited the accompanying statement of assets, liabilities and member's interest of Key Investment Services LLC (the Company) as of December 31, 2006, and the related statements of operations, changes in member's interest, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Key Investment Services LLC at December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP
/s/ Ernst & Young LLP

February 26, 2007

Key Investment Services LLC

Statement of Assets, Liabilities and Member's Interest

December 31, 2006

Assets	
Cash and cash equivalents	$ 3,674,566
Receivable from clearing firm, affiliate	3,165,234
Prepaid and deferred expenses	623,531
Furniture, equipment, and leasehold improvements, at cost, less accumulated depreciation and amortization of $232,683	211,148
Other assets	345,564
Total assets	$ 8,020,043
Liabilities and member's interest	
Liabilities:	
Accrued compensation	$ 2,645,053
Accounts payable, accrued expenses and other liabilities	1,237,703
Total liabilities	3,882,756
Member's interest	4,137,287
Total liabilities and member's interest	$ 8,020,043

See notes to financial statements.

Key Investment Services LLC

Statement of Operations

Year Ended December 31, 2006

Revenues	
Commissions	$ 34,319,625
Principal transactions	544,808
Interest and dividends	748
Other	1,558,785
Total revenue	36,423,966
Expenses	
Employee compensation and benefits	24,337,434
Interest	–
Communications	651,562
Occupancy and equipment	4,760,332
Promotion and development	1,381,234
Floor brokerage and clearance	2,635,371
Taxes, other than income taxes	25,311
Management fee paid to affiliate	24,000
Other operating expenses	553,913
	34,369,157
Income before income taxes	2,054,809
Provision for income taxes:	
Federal:	
Current	956,344
Deferred	(221,244)
State and local:	
Current	106,984
Deferred	(24,021)
	818,063
Net increase in member's interest resulting from operations	$ 1,236,746

See notes to financial statements.

Key Investment Services LLC

Statement of Changes in Member's Interest

Balance at January 1, 2006	$ 900,541
Capital contribution	2,000,000
Net increase in member's interest from operations	1,236,746
Balance at December 31, 2006	$ 4,137,287

See notes to financial statements.

Key Investment Services LLC

Statement of Cash Flows

Year Ended December 31, 2006

Operating activities	
Net increase in member's interest resulting from operations	$ 1,236,746
Adjustments to reconcile net increase in member's interest resulting from operations to net cash provided by operating activities:	
Depreciation	100,531
Deferred compensation	277,561
Deferred income taxes	(245,265)
Changes in operating assets and liabilities:	
Increase in receivable from brokers and dealers	(3,165,234)
Increase in other receivables	(299)
Increase in other assets	(535,861)
Increase in accrued compensation	2,367,492
Increase in accounts payable, accrued expenses and other liabilities	1,164,906
Net cash provided by operating activities	1,200,577
Investing activities	
Net increase in furniture, equipment and leasehold improvements	(311,679)
Financing activities	
Increase in payables from affiliates	57,154
Capital contributions	2,000,000
Net cash provided by financing activities	2,057,154
Increase in cash and cash equivalents	2,946,052
Cash and cash equivalents at beginning of year	728,514
Cash and cash equivalents at end of year	$ 3,674,566

See notes to financial statements.

Key Investment Services LLC

Notes to Financial Statements

December 31, 2006

1. Organization

Key Investment Services LLC (the Company), is an Ohio limited liability company whose sole member is KeyBank National Association (the Bank), which in turn is a wholly owned subsidiary of KeyCorp (the Parent). The Company is a registered full service introducing broker-dealer under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. The Company was formed on June 8, 2005, with a capital contribution of $1,000,000 on June 22, 2005. The NASD granted approval on November 17, 2005, and net expenses incurred prior to January 1, 2006 amounted to $99,459. The Company sells primarily investment company shares and fixed and variable rate annuity contracts through licensed/registered representatives located in some of the Bank's branches in Ohio, Michigan, Indiana, New York, Maine, Vermont, Washington, Oregon, Alaska, Idaho, Colorado and Utah. In addition to sales of investment company shares and annuity contracts, the Company sells corporate debt and equity securities, unit investment trusts, US government securities, managed products and life insurance contracts.

The Company clears its securities transactions on a fully disclosed basis through McDonald Investments Inc., an affiliate.

2. Significant Accounting Policies

Cash and cash equivalents represent cash in banks and excess cash investments in short term instruments.

Furniture and equipment, which consist mainly of furniture, fixtures and office equipment, are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the respective assets.

Commission income and related expenses are recorded in the accompanying financial statements on a settlement date basis. No material differences resulted from recognizing the revenue and expenses on a settlement date basis, rather than on a trade date basis.

The preparation of financial statements is in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

3. Related-Party Transactions

In the ordinary course of business, the Company enters into transactions with the Parent and its affiliates.

The Parent and affiliated companies provide certain support services to the Company. Services include clearing, legal, human resources, payroll, tax, risk management, insurance, communications, facilities, distribution, printing, and computer processing. Charges from affiliates for 2006 were:

Floor brokerage and clearance	$ 2,635,371
Occupancy and equipment	4,628,460
Management fee	24,000

4. Income Taxes

The Company is included in the consolidated federal income tax return filed by the Parent. For financial reporting purposes, the Parent follows the policy of allocating the consolidated income tax provision among the parent and its subsidiaries on a separate return basis, which includes any tax credits or carryovers and carrybacks, subject to recognition of such items on a consolidated basis. The Company files separate state tax returns.

The difference between income taxes and the amounted computed by applying the statutory Federal tax rate of 35% to income before taxes is as follow:

Expected income tax at U.S. statutory tax rate	$ 719,183
State taxes	53,926
Disallowed meals and entertainment	44,793
Other	161
Income tax expense	$ 818,063

Key Investment Services LLC

Notes to Financial Statements (continued)

4. Income Taxes (continued)

The deferred income tax expense (benefit) for the year ended December 31, 2006, consists of the following:

Employee compensation accruals	$ (173,192)
Depreciation and amortization	(8,248)
State taxes	(25,280)
Other	(38,545)
Total deferred tax expense	$ (245,265)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities as of December 31, 2006, are as follows:

Deferred tax assets:	
Employee compensation accruals	$ 173,192
Depreciation	8,248
State Taxes	21,970
Other	38,545
Total deferred tax assets	$ 241,955

Cash paid to the Parent for income taxes was $17,809 for the year ended December 31, 2006.

5. Commitments and Contingencies

Since the Company is an introducing broker-dealer, securities transactions are processed by a clearing broker-dealer on a fully disclosed basis. Therefore, the Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934. The services provided by the clearing broker-dealer include the execution of certain securities transactions, the preparation of customer trade confirmations, the maintenance of customer accounts, and the custody and delivery of securities. In conjunction with this arrangement, the Company is contingently liable for the payment of securities purchased and the delivery of securities sold by customers. No losses from such contingencies have been incurred or are anticipated by management.

6. Net Capital Requirements

The Company is subject to the uniform net capital rule under the Securities Exchange Act of 1934. This rule prohibits the Company from engaging in any securities transactions whenever its "aggregate indebtedness" (as defined) exceeds 15 times its "net capital" (as defined). Under such rule, the Company may be required to reduce its business if its "net capital ratio" (as defined) exceeds 12 to 1, and it may be prohibited from expanding its business if its net capital ratio exceeds 10 to 1.

As a full service introducing broker-dealer, the Company is required to maintain minimum net capital of the greater of $250,000 or 6-2/3% of aggregate indebtedness. At December 31, 2006, the minimum amount required was approximately $250,000. At December 31, 2006, the Company's net capital and aggregate indebtedness to net capital ratio was $3,038,365 and 1.1 to 1, respectively.

7. Employee Benefit Plans

Employees of the Company are covered under a 401(k) plan sponsored by the Parent which permits eligible employees to contribute 1% to 25% of eligible compensation with up to 6% being eligible for matching contributions in the form of KeyCorp common shares. For the year ended December 31, 2006, the Company's contribution expense was $ 863,763.

Substantially all of the Company's employees who meet certain specified conditions are eligible for benefits under a noncontributory pension plan, group medical and dental plans, and postretirement health care and life insurance plans established by the Parent. The costs related to the plans incurred by KeyCorp on behalf of the Company's employees are allocated to the Company based on management's estimate of the Company's proportionate share of the related costs. The Company's allocated cost for the year ended December 31, 2006 was $1,809,172.

Supplementary Information

Pursuant to Rule 17a-5 of

The Securities Exchange Act of 1934

December 31, 2006

Key Investment Services LLC

Schedule I

Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2006

Net capital		
Total member's interest		$4,137,287
Deduct member's interest not allowable for net capital		–
Total member's interest qualified for net capital		4,137,287
Deductions and other charges:		
Nonallowable assets:		
Furniture, equipment, and leasehold improvements	$ (211,148)	
Prepaid expenses	(623,531)	
Other assets	(245,564)	
		(1,080,243)
Haircuts on securities		(18,679)
Net capital		$3,038,365
Aggregate indebtedness – items included in statement of financial condition:		
Liabilities		$3,882,756
Minimum net capital requirement		$ 258,850
Minimum dollar requirement		$ 250,000
Net capital requirement		$ 258,850
Excess net capital		$2,779,515

Key Investment Services LLC

Schedule II

Statement Pursuant to SEC Rule 17a-5(d)(4)

December 31, 2006

Differences between the computation of net capital under Rule 15c3-1 included in this audited report and the computation included in the Company's corresponding unaudited Form X-17 A-5 Part IIA filing as of December 31, 2006, relate to an audit adjustment recognized in the current period.

Net capital per FOCUS report filed January 16, 2007	$ 3,283,630
Adjustment from audit:	
Increase in nonallowable assets	245,265
Net capital per audited financial statements	$ 3,038,365

Key Investment Services LLC

Schedule III

Statement Regarding Rule 15c3-3

December 31, 2006

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that Rule.

END